FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of December 2004 and incorporated by reference herein is the Registrant’s immediate report dated December 7, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: December 7, 2004

Banca Carige Performs Comprehensive Assessment of Their
Mainframe Environment Using BluePhoenix™ IT Discovery

The Resulting Cleanup Will Both Reduce Costs and Optimize Management and Control Processes

Milan, Italy and Herzlia, Israel – December 7, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has completed a Global Assessment project at Banca Carige, one of the leading banks in Italy. The project was performed using the automated BluePhoenix™ IT Discovery solution, which was customized to fit Carige’s IT environment.

The project centered on the bank’s IBM MVS batch environment, identifying unused internal and 3rd party programs, unutilized JCL jobs and procedures, and Direct Access Storage Device (DASD) usage. There were two main objectives: to generate an inventory of all software components in the MVS portfolio and to produce a set of reports identifying active and non-active components. The assessment covered more than 234,000 components (70% of these coming from 3rd party packages and 30% from applications developed internally), including 37,000 COBOL programs, 94,000 copybooks, 37,500 executables, 45,500 JCL jobs, and 1,100 JCL Procs; a total of more than 30 million lines of code.

The project resulted in a set of inventory reports listing all software components and the associations between them, exception reports listing missing components, usage reports showing active and non-active components, and the associated DASD reports. The reports showed a significant number of non-active programs, JCL jobs, and JCL procedures enabling the rationalization of disk space usage. Carige IT team will be using this information to perform a cleanup of all the code on their MVS systems.

“We are very pleased with the results of this project and the highly professional work performed by the BluePhoenix team,” said Cesare Maggiolo, director, management and support for Banca Carige. “The reports showed us the possibility to perform a significant cleanup of our MVS code, which will result in reduced costs and optimized management and control processes. In addition, our improved understanding of 3rd party packages will bring us relevant advantages in maintaining these applications.”

“We are very happy to have had a chance to work with Banca Carige on this project. Their application experts and system support personnel who participated in this project contributed to its success in achieving highly accurate results,” added Mario Zerini, Regional Director, Southern Europe and Asia at BluePhoenix Solutions. “Beyond the immediate gain, the information we have provided the bank can also used to expedite any future conversion or migration projects they may be planning.”

About Banca Carige
Banca Carige is the leading member of a top ten financial and insurance group in Italy. The group consists of five banks, two insurance companies and a single asset management company. The group’s banks are Carige, Cassa di Risparmio di Savona, Banca del Monte di Lucca, Cassa di Risparmio di Carrara and Banca Cesare Ponti. The insurance companies are Gruppo sono Carige Assicurazioni and Carige Vita Nuova. In 2004 Carige founded an asset management company, Carige Asset Management Sgr, which manages the savings collected by all of the group’s banks. Having both banks and insurance companies under the same roof allows the group to offer broader services to its customers, with more than one thousand offices.

For more information, please visit www.gruppocarige.it,

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX), leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP of Marketing
BluePhoenix Solutions
(781) 652-8945
tcohen@bphx.com